UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

WEBUY GLOBAL LTD

Ordinary Shares

G9513S102

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G9513S102

1	Names of Reporting Persons
BIN XUE
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization:
Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power :

	6	Shared Voting Power :
16,989,462 ordinary shares(1)
	7	Sole Dispositive Power :

	8	Shared Dispositive Power :
16,989,462 ordinary shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person:
16,989,462 ordinary shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9): 32.43%(2)

12	Type of Reporting Person (See Instructions): IN

(1)	Bin Xue owns Bin Xue holds 12,650,062 and 4,269,200 ordinary shares and 74.17% and 100% equity interest, through GBUY GLOBAL LTD and WEBUY TALENT LTD, respectively. Bin Xue is the sole director of GBUY GLOBAL LTD and WEBUY TALENT LTD, has the power to direct the voting and disposition of the ordinary shares held by GBUY GLOBAL LTD and WEBUY TALENT LTD. As such, Bin Xue may exercise voting and dispositive power over these shares and may be deemed to share voting and dispositive power over these shares.

(2)	Based on 52,381,600 ordinary shares of WEBUY GLOBAL LTD (the “Company”) outstanding as of February 12, 2024.

SCHEDULE 13G

CUSIP No.	G9513S102

1	Names of Reporting Persons
GBUY GLOBAL LTD
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization:
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power :

	6	Shared Voting Power :
17,056,000 ordinary shares(1)
	7	Sole Dispositive Power :

	8	Shared Dispositive Power :
17,056,000 ordinary shares(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person:
17,056,000 ordinary shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9): 32.56%(2)

12	Type of Reporting Person (See Instructions): CO

(1)	Bin Xue is the sole director of GBUY GLOBAL LTD, and as such, may exercise voting and dispositive power over these shares. Bin Xue may be deemed to share voting and dispositive power over these shares.

(2)	Based on 52,381,600 ordinary shares of WEBUY GLOBAL LTD (the “Company”) outstanding as of February 12, 2024.

SCHEDULE 13G

CUSIP No.	G9513S102

1	Names of Reporting Persons
WEBUY TALENT LTD
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization:
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power :

	6	Shared Voting Power :
4,269,200 ordinary shares(1)
	7	Sole Dispositive Power :

	8	Shared Dispositive Power :
4,269,200 ordinary shares(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,269,200 ordinary shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9): 8.15%(2)

12	Type of Reporting Person (See Instructions): CO

(1)	Bin Xue is the sole director of WEBUY TALENT LTD, and as such, may exercise voting and dispositive power over these shares. Bin Xue may be deemed to share voting and dispositive power over these shares.

(2)	Based on 52,381,600 ordinary shares of WEBUY GLOBAL LTD (the “Company”) outstanding as of February 12, 2024.

Item 1.

(a)	Name of Issuer: WEBUY GLOBAL LTD

(b)	Address of Issuer’s Principal Executive Offices: 35 Tampines Street 92, Singapore 528880

Item 2.

(a)	Name of Person Filing: BIN XUE GBUY GLOBAL LTD WEBUY TALENT LTD

(b)	Address of Principal Business Office or, if None, Residence: 35 Tampines Street 92 Singapore 528880

(c)	Citizenship: BIN XUE: Singapore GBUY GLOBAL LTD: Cayman Islands WEBUY TALENT LTD: Cayman Islands

(d)	Title and Class of Securities: Ordinary Shares, par value $0.000000385 per share

(e)	CUSIP No.: G9513S102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of January 22, 2024:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not Applicable.

Item 8.	Identification and classification of members of the group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.

Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

BIN XUE

/s/ Bin Xue
Bin Xue

GBUY GLOBAL LTD

/s/ Bin Xue
Bin Xue

WEBUY TALENT LTD

/s/ Bin Xue
Bin Xue